SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November, 2003

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant’s name into English)

                        #1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  ____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp

(Registrant)

Date: November 28, 2003

By

“Jeannine P.M. Webb”

                           Jeannine PM Webb, Chief Financial Officer

and Corporate Secretary

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #03-15 October 17, 2003	TSX Venture Exchange: CXP

PRIVATE PLACEMENTS CLOSED

Canadian Empire Exploration Corp. (the “Company”) reports that subsequent to its September 5 and September 18, 2003 news releases, it has closed non-brokered private placements of 2,300,000 Flow-Through Shares (of which 2,000,000 Flow-Through Shares were issued to Contrarian Resource Fund 2003 No. 1 Limited Partnership), 1,200,000 Non-Flow-Through Units (the “Non-Flow-Through Units”) and 76 Combined Units (the “Combined Units”) (collectively the “Private Placements”), for total gross proceeds of $388,000.  Each Non-Flow-Through Unit is comprised of one common share and one non-transferable common share purchase warrant (the “Warrant”), with each Warrant allowing for the purchase of one common share at $0.14 per share until October 12, 2004.  Each Combined Unit is comprised of 4,000 flow-through common shares and 1,000 non-flow-through units; each non-flow-through unit consisting of one common share and one Warrant.

In connection with the Private Placements, the Company has issued a total of 348,000 Warrants and has made cash payments totaling $27,840 to qualified persons who introduced arms-length purchasers under the Private Placements.  The Private Placements and payment of the fees have received regulatory approval.  The securities are subject to a TSX Venture Exchange hold period and a hold period under Multilateral Instrument 45-102 expiring February 10, 2004.

The Company will add the $260,400 of flow-through funds to the approximate $420,000 flow-through funds on hand for exploration and drilling expenditures.  The gross non-flow-through portion of the Private Placements provides an additional $127,600 to working capital.

The Company is now proceeding with plans for further drilling at the Hemlo West gold property located west of the Hemlo Mines in Ontario.  Additional drill-ready properties are in the process of being evaluated for acquisition.  The Company has identified and is actively pursuing acquisition of three gold projects with drill-ready targets.

“John S. Brock”

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.